VIA EDGAR

September 27, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Kathleen Collins, Accounting Branch Chief

Re:	SAIC, Inc.

Form 10-K for the Fiscal Year Ended January 31, 2013

Filed March 27, 2013

Form 10-Q for the Quarter Ended August 2, 2013

Filed September 5, 2013

File No. 001-33072

Science Applications International Corp.

Form 10-K for the Fiscal Year Ended January 31, 2013

Filed March 27, 2013

Form 10-Q for the Quarter Ended August 2, 2013

Filed September 5, 2013

File No. 000-12771

Ladies and Gentlemen:

On behalf of SAIC, Inc. and Science Applications International Corp. (herein collectively referred to as “the Company” or “the Parent”), this letter responds to the comments of the Staff of the U.S. Securities and Exchange Commission set forth in the letter dated September 16, 2013 relating to the above-referenced Form 10-K and Form 10-Q. Our response reflects our understanding of the comments as written in the September 16, 2013 letter.

Set forth in italicized print below is the Staff’s comments, as written in the letter dated September 16, 2013, followed by our response.

Form 10-K for the Fiscal Year Ended January 31, 2013

Combined Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Planned Separation Transaction, page F-14

1. We note that in connection with the separation, the company incurred expenses for severance costs and lease termination and facility consolidation, which you classify as “separation transaction expenses” in your consolidated statements of income. Please clarify whether these expenses are directly related to the separation transaction or whether they represent restructuring charges related to the operations that will remain with the Parent following the transaction. If the latter is the case, please revise your disclosures in future filings to indicate as such.

1710 SAIC Drive  |  McLean, VA 22102  |  703.676.0000  |  saic.com

Response:

The severance costs and lease termination and facility consolidation expenses classified as separation transaction expenses in our consolidated statements of income represent charges for actions taken in order to align our cost structure for greater competitiveness post-separation. The decision to pursue these actions was made as part of the overall separation program and therefore the expenses directly relate to the separation.

The separation transaction expenses relate to operations (i.e. employees and facilities) of both the Parent, which will be named Leidos Holdings, Inc., as well as SAIC Gemini, Inc., the entity being spun-off (“New SAIC”). In accordance with ASC 205-20, Discontinued Operations, the separation transaction expenses related to New SAIC will be reclassified as discontinued operations immediately subsequent to the effective date of the spin-off. The effective date of the spin-off is anticipated to be after market close on Friday, September 27, 2013 and therefore the first post-separation Form 10-Q filed for the Parent will be for the quarter ended November 1, 2013. We will revise the planned separation transaction disclosure at that time to appropriately segregate the costs remaining in continuing operations (i.e. related to Parent operations) and the costs which will be reflected in discontinued operations (i.e. related to New SAIC operations). Additionally, as required by ASC 420-10, Exit or Disposal Cost Obligations, for planned separation transaction and restructuring costs remaining in continuing operations, we will provide in future filings a reconciliation of the beginning and ending liability balances for each major type of cost showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability. We will also retitle the line item to “separation transaction and restructuring expenses” in future filings.

2. In addition, you state that certain of the transaction expenses will be capitalized for tax purposes if the separation transaction is complete, resulting in a reversal in discontinued operations of tax benefits previously recognized. Please explain further, which transaction expenses are subject to capitalization and clarify how this will impact your tax accounting and discontinued operations. Please provide the accounting guidance you relied upon for these transactions.

Response:

We incurred separation costs of approximately $26 million and $22 million (not including severance costs and lease termination and facility consolidation expenses) during the fiscal year ended January 31, 2013 (FY13) and the six months ended August 2, 2013, respectively, related to the proposed spin-off of New SAIC. Certain legal, accounting, investment banking, and advisory costs deemed to be “facilitative” to the separation transaction, as determined under Treas. Reg. 1.263(a)-5, must be capitalized for federal income tax purposes.

Our position is consistent with our historical method for treatment of transaction costs in business combinations recorded under ASC 805-10, Business Combinations. As costs are incurred, we assume that the transaction will not ultimately be consummated and, accordingly, have recorded a deductible temporary difference for these estimated “facilitative” costs. We acknowledge that ASC 805 does not specifically address spin-offs, and in the absence of available accounting guidance with respect to transaction costs in connection with spin-offs, we analogized a spin-off to a transaction for which the tax consequences are comparable to a business combination covered in ASC 805. When the spin-off transaction is completed, the tax benefits previously recognized will be reclassified as part of discontinued operations, which is consistent with where the “facilitative” costs will be classified.

Note 7. Notes Payable and Long-Term Debt, page F-25

3. We note that Sciences Applications International Corporation (“Sciences Application”) has fully and unconditionally guaranteed the obligations of SAIC under its $450 million 4.45% notes and $300 million 5.95% notes. We further note that Sciences Applications has outstanding debt related to its $300 million 5.5% notes and $250 million 7.13% notes, which is fully and unconditionally guaranteed by SAIC. Tell us how these obligations and guarantees will be impacted by the separation transaction and specifically address the fact that following the separation New SAIC will be renamed Science Applications International Corporation.

Response:

Concurrently with the separation, Science Applications International Corporation (“Science Applications”) will be renamed Leidos, Inc. and SAIC, Inc. (“SAIC”) will be renamed Leidos Holdings, Inc. The existing obligations and guarantees of the existing debt will remain with these newly renamed entities. Additionally, SAIC Gemini, Inc. will be renamed Science Applications International Corporation at the separation and this new entity will not have any obligation or guarantee associated with the above mentioned debt as the debt will continue to be maintained by the legacy companies that will be renamed as Leidos, Inc. and Leidos Holdings, Inc.

Form 10-Q for the Quarterly Period Ended August 2, 2013

Note 4. Goodwill and Intangible Assets

4. We note that during the second quarter of fiscal 2014, you forecasted a significant decline in revenue and operating revenue related to certain reporting units within your Health and Engineering (“HE”) reporting segment, which resulted in an interim evaluation of your goodwill for potential impairment. Tell us the percentage by which the fair value exceeded the carrying value for your HE reporting segment at the time of your evaluation. Also, to the extent that you have determined the estimated fair value substantially exceeds the carrying value for your reporting units, please disclose this determination in future filings. Alternatively, if the estimated fair value for any of your reporting units is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following in future filings:

•	the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;

•	discuss the degree of uncertainty associated with the key assumptions; and

•	describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Response:

Based on triggering events as disclosed, we performed interim impairment testing for two of the Company’s five reporting units, the Health Solutions reporting unit and the Engineering reporting unit, during the quarter ended August 2, 2013. The fair value of the reporting units exceeded the carrying value of the reporting units by 11% and 31%, respectively. In future filings, we will disclose in Management’s Discussion and Analysis when a reporting unit’s fair value substantially exceeds the carrying value for any goodwill evaluation performed during the period. Additionally, in future filings, if a reporting unit’s fair value in excess of carrying value is no longer considered to be substantial, we will state in Management’s Discussion and Analysis the percentage by which the fair value of the reporting unit exceeded the carry value, discuss the degree of uncertainty associated with the key assumptions and describe the events or changes in circumstance that could reasonably be expected to negatively affect the assumptions used in determining the fair value.

* * *

In connection with our response to your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your thoughtful comments and are available to discuss any of our responses with you at your earliest convenience. Please contact the undersigned at (703) 676-6448. For all other matters, please contact Vince Maffeo, Executive Vice President and General Counsel, at (703) 676-7880.

Sincerely,

/s/ Kenneth P. Sharp
Kenneth P. Sharp
Senior Vice President, Controller and Chief Accounting Officer